Exhibit 2
Grupo México Subsidiary, Americas Mining Corporation, Withdraws Proposal to Combine Operations
of Southern Copper and ASARCO under Common Ownership
Mexico City, Mexico — October 31, 2011 — Grupo México, S.A.B. de C.V. today announced that on October 28, 2011, in light of recent discussions with the Special Committee of the Board of Directors of Southern Copper Corporation (“Southern Copper”) and other developments, its subsidiary, Americas Mining Corporation (“AMC”), has determined to withdraw, effective immediately, its non-binding indication of interest submitted on July 22, 2010 to the Board of Directors of Southern Copper for an all-stock business combination of Southern Copper and AMC, in which all public stockholders of Southern Copper would have received common shares of AMC in exchange for their Southern Copper shares.